TWO'S KOA WARRIORS

a film by Jay Dizon



THE STORY





SYNOPSIS

Two's Koa Warriors is a coming of age science fiction story about facing who you become and atoning for the past. The film follows four children of circumstance as they find a time machine in the jungle of Hilo, Hawai'i. And now find themselves caught in the middle of a war between time tourists and time cops. When the youngest, Two goes missing the three others, Leilani, Kari and Montgomery must follow the tourists through time to find him. The ripples of their traveling have created time tears, the time cops are attempting to rectify and stop the kids from further damaging the timeline, at any means necessary. They eventually get separated in different eras throughout their lives and must team up with older versions of themselves to navigate the future and past, escape the time cops and all reunite in their own times.

Two's Koa Warriors can boil down to a simple universal theme: What would you say to your younger self and what would your younger self need to hear from you?

LOGLINE

When a group of young kids find a time travel device, one of them goes missing and they must face themselves throughout time to reunite.


THE
SETT
ING



Set in the lush greens, clear waters and tropical backdrop of Hawai'i. Making this film unique, is seeing the world through various characters points of view time traveling throughout different era's. Hawaii is home to many different types of cultural backgrounds. The local and rural background provides a fresh take to the quintessential Hawaii we typically see on screen. This film focuses on Pacific Islander locals rather than the strong tourist presence on the islands. Using the passage of time will be a commentary on how fast our society moves as well as the gentrification of an island built on tradition.

TONE AND STYLE











The call to adventure from Mikey and his friends in the *Goonies*... rebellion against the norm in favor for the unknown in *ET*... The heartbreaking hilarity found in life's unfortunate circumstances in *Jojo Rabbit* from Taika Waititi...

Two's Koa Warriors will evoke all the same feelings and emulate similar themes that make these classic films so beloved. Although set in the 90's the film will jump from as late as the 1980's to our present day, and include time travelers from an even more distant future. The film is rooted in nostalgia but provides a completely fresh narrative from the time period as its unique setting of island life. While it adds a fun tone and factor to the film, the nostalgia will never overwhelm the story and characters. Classic Spielberg films have a certain timeless quality about them, *Two's Koa Warriors* will strive for that as well.

Exploring the painful comedy of growing up and interpreting the world. The film will convey through characters that despite our faults, inadequacies, through all the pain and heartache, there is still room to laugh. This is what makes this film's tone unique as its capacity to bring humor to tragedy. With the atmosphere tense and uncomfortable it is then we most feel the need to laugh.

Putting the realilties of growing up in the forefront and exposing the imperfect humanity in all of us. Illuminating the emotional complexities of human beings with a humor thats enabling our characters to laugh at themselves to discern warmth and poignancy in the imperfections, foibles and growing pains that make us human.

Using a lighter tone and Sci-fi backdrop only work to accentuate the tragic truth of abandonment, neglect and self harm of our characters past, present and future once revealed. But this is not a tragic story, rather one of imagination, disappointment, love and hope. A truthful human story with an acknowledgment of forgiveness and optimism for the future.




VISUAL
LANG
UAGE
973

LENSING

Different eras: 90's

In order to differentiate the three different time periods our characters find themselves in, we will utilize a mix of lenses and filters to create identifying looks. For the portions of the film set in the 1990's we will utilize Todd AO anamorphic lenses that were created in the mid 80's to early 90's, made from Japanese Shiga glass paired with Cooke Panchro lenses from the 60's.

These lenses feel very classic in their approach to anamorphic character, they will invoke a similar aesthetic to the great children's ensemble films of the 80's like the Goonies and E.T. This will play great in the opening sequence when the kids set off along the river to hunt for pigwins. We will utilize stacked frames whenever possible and early in the film we will keep the camera level with the kids, shooting upwards towards the adults to accent the kids point of view.







LENSING

Different eras: 80's

For the parts of the film set in the 80's we will utilize a special set of spherical lenses and crop the image to 2:39:1 to match the anamorphic scope. We will be using the Type SK lenses, which are a rebuilt set of Canon rangefinder photo lenses from the 60's. They will offer a different field of view from our other lens sets due to their spherical nature, causing the 80's portions of the film to feel slightly less expansive and restrictive in comparison. This will help to accentuate Two and Odo being lost and in a different era then the other characters. Characteristically the Type SK's will have a very similiar lower contrast and neutral warm tone that the Todd AO lenses display.











LENSING

Different eras: modern

For the majority of the film, set in the 2000's we will shoot with the Meru anamorphic lenses. The Meru's are a newly designed lens that utilize all vintage glass, this gives us a similar vintage character to the other two lens sets we will be using and also a cleaner image due to their modern mechanisms. They have the same Japanese Shiga glass that the Todd AO's utilize and are paired with vintage Leica M rangefinder lenses from the 60's and 70's. These lenses will have a very similar contrast and neutral warm tone as the other two sets, while also offering a slightly sharper image that will be fitting for the modern portions of the film. Our goal is to create a constant feeling in the images throughout the era's while still being able to differentiate each time period as the film progresses.

FRAMING

Setting up the frame is obviously very important for the visual language of the film. We'll be utilizing the locale. Off set framing subjects while accenting negative space allows us the freedom to showcase the beautiful environment. Hawaiian culture is very important in the film and that culture is rooted in pride in the lands and people. Using this visual language we can convey the importance of the culture in the film without explicitly telling the audience and instead give it's bold voice visually through imagery, after all film is a visual medium.

In the modern era we will raise the camera to the adult characters eye level as their emotional arc becomes a part of the overall story. In ensemble settings we will be shooting down on the children, isolating them in juxtaposition to the beginning of the film. Raising the framing as their is a tonal shift in the film, gradually shifting focus to the more conventional eye level and high angles on the kids, to subliminally visually show the shift. At introspective moments with the children in the later part of the film we will also shoot them from low angles, adding a sense of empowerment as they reflect on themselves and their futures. Whenever possible we will utilize frames within the frame to block characters. In the interiors we will utilize production design or the physical layout of the buildings to create frames within the frame. On exteriors the dense, lush landscape will offer plenty of opportunities to create frames.







THE CHAR ACTERS


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2 Hanstholm 181
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Klitmøller 10

THE KIDS

Leilani, 13, Pacific Islander, is the unofficial leader of the group. She is headstrong, intelligent, outspoken and acts as a mother to her younger brother Two after their parents abandoned them leaving them to the Foster system. Although she has a chip on her shoulder and can be defensive, there is nothing she wouldn't sacrifice for her loved ones. Throughout the film Leilani will struggle to let her walls down and accept help.

Two, 9, Pacific Islander, is intuitive, imaginative and curious. Only living with Leilani as a role model, they have had to fend for themselves and have acclimated to a childhood of stealing, cheating and lawlessness. Two goes missing early on in our story and becomes the catalyst for the adventure they embark on. Due to his inquisitive and friendly nature he becomes the thread between the characters we know and the time traveling tourists.



Prototype:
Dafne Keen



Look alike:
Ariana Greenblatt



Prototype:
Jacob Tremblay

Montgomery, 12, Half-Filipino, Born in Hawaii
Montgomery is raised in his grandmother's house with his mother after his father abandons them. In an attempt to make a better life for herself Montgomery's mother moves him to the mainland and it soon becomes too much. So she sends him back to live with his grandmother. Throughout the film he struggles with his longing for connection, never having a father and losing his mother. Montgomery is awkward, impressionable, resourceful and adventurous. When we meet the future version of him, he struggles facing the mistakes of his past and living with those choices.


Prototype:
Sunny Suljic


Prototype:
Jack Dylan Grazer

Kari, 12, Hawaiian, comes from a good home and good family. She has had a loving upbringing which contrasts her friends but it out pours onto the group making her the odd man out but fitting in perfectly. She is altruistic carefree, and loyal. She is very connected with nature and her friends with the importance of being grounded, having acceptance with where life takes you and the love that is rooted in your people.


Prototype:
Anna Cathcart


Look alike:
Ariana Marie Peralta

THE OLDER VERSIONS


Jay Dizon

Older Montgomery, 34, Now in his later age Montgomery has become a bit of a burn out. Selling cannabis, he's been living alone in the same house since his grandmother passed away. Lost in his connections with his friends and left with no family Montgomery has been coasting through life. But it hasn't stunted his arrogance, self deprecating humor and laissez-afire approach to life. Throughout this time travel adventure we see his roguish charm flourish. The past catches up to him and forces him to right the wrongs he's made.


Prototype:
Auli'i Cravalho


Look alike:
Patricia Fa'asua

Older Kari, 34, Hawaiian, Upon meeting Older Kari there is a stark difference to the idealistic younger Kari, She's more comfortable in her own skin but her unfulfilled aspirations have been weighing on her. At her core she's optimistic as younger Kari but complacency has molded her into a duller version of herself. This unexpected encounter provides a unique perspective on her life choices, lets her see herself in a new light and reinvigorates her ambitions.

THE TIME TOURISTS

Odo, 20-30, Smart, compassionate, understanding and an innate mentor; She has a warm approach to everyone she meets. She's the initiator of the entire plot of the film, she has a special connection to one of our main leads in the future and ventures back in time to meet them at a point in time where things aren't so bleak. She selfishly travels back and unknowingly thrust the time adventure onto the four children.

Rook, 20-30, African American, Odo's partner and love interest. Rigid rule follower, Who's focused on obtaining the time travel device back instead of interacting with anyone.

Hop, 20-30, The engineer of the group, his language translator is broken when we meet him in the journey so he's unable to communicate well with the kids he gets stuck with. Tagging along for the adventure, he's a good friend of Odo's and lies somewhere in the middle between Rook and Odo as far being cavalier with time travel.


Odo
Look alike:
Molly Gordon


Prototype:
Beanie Feldstein


Rook
Prototype:
William Jackson Harper


Hop
Prototype:
Tomer Capon

INCIDENTAL CHARACTERS

THE PEACEKEEPERS

Temple, 40-50, From the distant future she is essentially a time cope. After one too many mistakes in the field she's determined to be more discrete this time and get the job done with zero loose ends.



Prototype:
Dana Powell

Mae, 40-50, Temple's partner in the time division, She is more reactive one of the pair which often gets them in trouble leaving Temple to clean up and take the heat.



Prototype:
Amy Sedaris



Prototype:
Natasha Lyonne


OUR
TEAM







JAY DIZON

Writer / Director / Actor

A 1st generation Filipino-American Los Angeles native Filmmaker, working in the industry for 10+ years. Started as a Production Assistant while pursing acting where he worked his way up to eventually land and head the art department at Disney Interactive as Art Director. Currently, Jay is a freelance Filmmaker working on various projects like commercials, music videos, feature films and digital content. All while writing, producing and directing his own projects. Most notably his short film “Zo No Mori” which premiered at the Independent Filmmaker Showcase in Los Angeles last year.

Jay has written, directed and starred in many shorts and digital series. In his career he has worked in almost every department of film which has helped curate and contribute to his ability to be a unique filmmaker. This would be his first feature but because of his personal connection to the story, location and culture he felt it was the right one to jump in with.

KYLE KRUPINSKI

Cinematographer

An award winning Director of Photography based in Los Angeles, originally from the Midwest. Kyle's passion for cinematography and storytelling has led him to travel the world to lens films, commercials, documentaries, and music videos. Kyle's most recent feature length cinematography work was on a documentary called Wake Up: Stories from the Front Line of Suicide Prevention which recently premiered at the We Are One online Film Festival presented by Tribeca and Google. The film received great reviews in Variety and Indiewire.

His narrative work has screened at South by Southwest, the British Film institute in London, Future Film Fest, Newport Beach Film Fest, Berlin Fashion Film Fest, Burbank International Film Fest and many more.


145
Street











OZ OZMEN

Line Producer

Award winning Line Producer and physical production thought leader in the industry. With a decade in entertainment, he managed a feature film, produced an award winning short film, worked with famous rock stars and internet celebrities, line produced live events and top brand commercials. He produced for digital media while working for Awesomeness, DreamworksTV and First Media. He has been given the opportunity to work with brands such as Sesame Street, Disney, Ford, Lexus, Dreamworks, Turkish Airlines, Universal Studios and Playboy.







MITCHELL JONES

Producer

Mitchell Jones is a Los Angeles based Producer for television, commercials, promos, film and music videos with over a decade of experience. He started his career as a Production Assistant, which allowed him to get insights into each role/department and allowed him to get an understanding for what he could contribute to make the filming day smoother. He has remained with this mindset in mind and is the first to always lend a hand. His moto is “You can only lead from the front”, and is a firm believer that filmmaking is a team effort. With this strategy he has worked with top brands and networks such as Netflix, ESPN, Disney, Target, The Discovery Channel and many more.

His main focus is on the crew and partnered teams, because if he continues to support as a great producer, he believes, we will always have a great product as the result. His attentions go to what is best for the project and is able to offer his experience and insight into making the right decisions for the larger picture.

TERRY WATSON

Production Designer

Terry Watson is a Los Angeles based production designer who has architecture and theatre background. She has worked as far as Hawaii, Mexico City, New York, Miami, Houston, and London. She's also worked with numerous brands worldwide such as Samsung, Microsoft, Coca-Cola, Vogue, Google +, Disney and Target. She has worked on several high profile movies and has been Emmy considered for her Netflix special The Lonely Island Presents The Unauthorized Bash Brothers Experience.



RANDI ATKINS

Editor

Randi Atkins is a film editor, working in Los Angeles. She has had work show at festivals such as Newport Beach, Saint Louis International Film Festival, LA shorts International Fest, Holly Shorts and more.

She was awarded Best Editing at the St. Louis Filmmakers Showcase for her work on the short film, Waiting to die in Bayside Queens.





INVESTMENT OVERVIEW

Two's Koa Warriors is leanly budgeted (depending on talent and music licensing) to fund the costs of production and early marketing of the film, making investor recoupment and revenue on the back end very achievable, while still providing all of the production resources and acumen necessary to make a great film. Two's Koa Productions LLC will create an independent feature length film with the working title "Two's Koa Warriors"

Two's Koa Productions LLC is seeking to raise $300,000 **total** through investors on WeFunder. After payment of deferments, distribution fees and recoupment from 100% of the project. Project revenues of 120% (Preferred Return) will be paid back to the investors of their principal capital contribution, they will also receive a pro rata pari passu percentage of 50% of the net profits generated by the picture from all sources. Further explanation and examples in the following slides.

INVESTMENT DETAILS

The motion picture industry is highly competitive, with much of the film's success depending on the skill of it's distribution strategy. As an independent producer, the Company aims to negotiate with major distributors for the release of the film. The production team is committed to making the film an attractive product in theatrical and other markets.

After any outstanding debts and deferments owed by the LLC have been paid, including deliverable costs required by distributors and exhibition expenses, if any, Two's Koa Productions LLC, will pay any income derived from the sales or licensing of Two's Koa Warriors in the following disbursement order:

(a) solely, 100% to the investors until they have received aggregate distributions equal to their aggregate capital contribution.

(b) second, 100% to the investors until they have received aggregate distributions equal to the 20% Preferred Return.

(c) third, the LLC investors will be paid 50% of every dollar, and the other 50% will be paid pari passu to the managing company.

Addition Investor Details:

- All investors will receive regular updates on the progress of the film
- "Executive Producer" credits may be available for minimum investment of $70,000
- Get a finished copy of the film on DVD and a supplement exclusive sketchbook





DISTRIBUTION SCENARIOS

Here are three scenarios that demonstrate what might happen to the film upon it's completion. It is by no means a predictor of what will happen, but is used simply to illustrate how the likely revenue streams work.

A positive scenario (based on $250,000 investor pool):

The film plays at several significant international film festivals

- A small distributor releases it theatrically for no advance
- The film gets largely good reviews
- The distributor sells the film for the following:
    - US theatrical distribution generates $500,000 in gross box office
    - Foreign theatrical distribution generates $350,000 in gross box office
    - VOD/DVD generates another $400,000 in sales
    - Cable/domestic TV deal for $350,000
    - Foreign sales of $300,000
    - Digital streaming sales of $500,000
    - Total of $2 million in gross sales
- Two's Koa Productions LLC gets 50% of $2.4 million = $1.2 million
- Disbursements
    - $80,000 in debt/deferments paid off
    - Investor's principal paid off + 20% preferred return = roughly $300,000 payout
    - $820,000 split 50/50 between company and investors
    - Total profit to investor pool is $410,000

A break-even scenario (based on $250,000 investor pool):

The film plays at a few significant international film festivals

- The film gets some good reviews
- With the aid of a tiny distributor, the film signs an exclusive deal with streaming for $375,000
- Disbursements
    - $80,000 in debt/deferments paid off
    - $40,000 paid to distributor/aggregator
    - $250,000 paid back to investor pool
    - Total profit to the investor pool and company are zero dollars; however all initial investment is returned

**This slide contains projections which cannot be guaranteed*



DISTRIBUTION SCENARIOS

A best case distribution scenario (based on $250,000 investor pool):

The film plays at the best major international film festivals - premieres at Sundance, then Cannes

- It is acquired for world wide rights by an indie-film division of a Hollywood distributor
- Two's Koa Productions LLC gets a $5 million advance
- The film gets critical acclaim and awards
- The distributor sells the film for the following:
  - US theatrical distribution generates over $20 million in gross box office
  - VOD/DVD generates another $10 million in sales
  - Cable/domestic TV deal for $2 million
  - Foreign sales of $10 million
  - Digital streaming sales of $4 million
  - Total of $46 million in gross sales.
- Two's Koa Productions LLC gets 15% of $46 million = $6.9 million
- Two's Koa Productions LLC total earnings $5 million + $6.9 million = $11.9 million
- Disbursements
  - $80,000 in debt/deferments paid off
  - Investor's principal paid off + 20% preferred return = roughly $360,000 payout
  - $11.9 million minus $360,000 for initial investment payoff
  - $11.54 million split 50/50 between company and investors
  - Total profit to investor pool is $5.77 million
  - Individual profit = $230,800 per $5,000 unit blocks in the LLC (or 4,516% ROI)

**This slide contains projections which cannot be guaranteed*

THERE'S ALWAYS ANOTHER WAY

In the event that of mediocre offers for distribution, regardless of critical acclaim, from major distributors, we luckily live in a golden age and hunger for media. Jim Cummings and the team at Vanishing Angle have had a very successful and profitable journey of laying down the ground work and blueprint for a very real self distribution plan. Showing independent filmmakers an alternative to conventional distribution outlets. Operating as a case study they have proven that it is possible to self distribute, pay back investors and still turn an amazing profit.

We acknowledge the independent film market is a very competitive one, but we have the passion and dedication to this particular film to bring this to market in a fruitful way. It is our belief that this is the time for films like this, universally understood cultural themes centric on the Asian-American and Pacific Islander demographic with the help of a very loyal genre fan base. It not only shares personal connection with all key department heads attached but we plan on not only making it a film about Hawaii but for it. Incorporating local talent and crew while also looking how we can integrate other aspects of the community to be involved in the film as much as possible. Creating an authentic film with a fresh voice. When it comes to the indie film market, that along with recognizable faces, are what weed through the crowds to grow an audience and get a spotlight in todays current climate.

You can read more about how there is always another option for independent filmmakers and it very much is a reality in the current market here.

SOCIAL MEDIA PLAN

Social media is one of the most powerful tools in todays market and we plan on utilizing it as much as possible when preparing for releasing the film. A great social media presence as well as engagements with our audience will further solidify support for the film.

Our team has extensive experience in shooting social media specific spots, which will only help our film. Collectively we have shot social media promotions for companies like Disney, Sesame Street, Dreamworks, ESPN and many more. We were lucky enough to refine our filmmaking just as major companies realized the power of social media as a tool and we helped pioneer the new market for those large companies, While shooting and posting promotional material for their big budget studio films.

It is essential these days to start building an audience for your film, but also to engage those audience members and allow them to be apart of the filmmaking process. Independent features are only supported more from good word of mouth and a central origin of that is social media. We understand that, so we plan to put into action powerful social media tactics as well as using .5% of the budget for Instagram and Facebook ads. As well as shooting live videos from set to help encourage the engagement. Additionally if production comes under budget the rest will be rolled over to marketing and the release which includes our social media presence to get it in front as much eyes as possible.



SUPPORTING ARTICLE

"To Hollywood (Crazy Rich Asians), meanwhile, it's success proved the power of the Asian American market, catalyzed by initiatives like #GoldOpen to get people to theaters. Echoing the sentiment around *Black Panther*, director Jon M. Chu stated, "it's not a movie, it's a movement.""

"With the release of Lulu Wang's *The Farewell*, the current push of Asian American representation has its newest figurehead. *The Farewell* stars Awkwafina as a Chinese-born American immigrant who returns to Chine to visit her family's dying matriarch, who hasn't been told she's dying. Hailed **for its nuance and humanity**, the movie has already brought in the **year's largest per-theater average, unseating Avengers Endgame**. As Wang recently told the Atlantic; *The Farewell* has been met with emotional responses from viewers who see their own family dynamics reflected."

"At its core, the current breakdown of Asian American film representation falls short because it doesn't quite line up with what Asian America actually looks like. The stories and the people in them skew mostly East Asian - but what about everyone else?"

"If Hollywood realizes there's value in telling Asian American stories authentically, then perhaps it will start to look further than the faces who've spearheaded the movement thus far, creating opportunities for a broader range of actors to live their own stories and identities and for a broader range of viewers to find something to relate to."

"I know CRA won't represent every Asian American," Constance Wu wrote on Twitter last year in a statement to the movies critics. "So for those who don't feel seen, I hope there is a story you find soon that does represent you. I am rooting for you. We're not all the same, but we all have a story."

full article: here.


"ONE OF THE MOST GENUINELY MOVING FILMS I'VE EVER SEEN AT THE SUNDANCE FILM FESTIVAL."
– DAVE FEAR, ROLLING STONE
"POIGNANT AND FUNNY."
– KYLE BUCHANAN, NEW YORK TIMES
OFFICIAL SELECTION 2019 SUNDANCE FILM FESTIVAL
"A TRUE CROWD-PLEASER."
– RICHARD LAWSON, VANITY FAIR
BASED ON AN ACTUAL LIE
VICE
THE FAREWELL
COMING SOON
A24